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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 Maritrans Inc.
                   ------------------------------------------
                       (Name of Subject Company (Issuer))

                            Maritrans Inc. (Offeror)
         ---------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)

                                    570363101
         ---------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Walter T. Bromfield
                                 Maritrans Inc.
                                Two Harbour Place
                       302 Knights Run Avenue - 12th Floor
                                 Tampa, FL 33602
                                 (813) 209-0600
         ---------------------------------------------------------------
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Howard L. Meyers, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

                            Calculating of Filing Fee
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Transaction Valuation                                  Amount of Filing Fee
       Not Applicable                                          Not Applicable

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   |_| Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


       Amount Previously Paid:        N/A
      --------------------------------------------------------------------------
       Form of Registration No.:      N/A
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       Filing Party:                  N/A
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       Date Filed:                    N/A
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   |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       |_|    third-party tender offer subject to Rule 14d-1.
       |X|    issuer tender offer subject to Rule 13e-4.
       |_|    going-private transaction subject to Rule 13e-3.
       |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?






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                      MARITRANS INC. ANNOUNCES TENDER OFFER

         Tampa, FL (December 13, 2001)-- Maritrans Inc. (NYSE: TUG) announced today that its Board of Directors has approved the initiation of a modified "Dutch auction" tender offer by Maritrans to purchase up to 2,000,000 shares of its outstanding common stock at a price per share of not less than $11.00 per share nor in excess of $12.50 per share. The tender offer is expected to commence on Monday, December 17, 2001 and to expire, unless extended, at 5:00 P.M., New York City Time, on Friday, January 18, 2002.

         Under the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price within the $11.00 to $12.50 price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Maritrans will determine the lowest per share price within the range that will enable it to buy 2,000,000 shares, or such lesser number of shares that are properly tendered. If stockholders of more than 2,000,000 shares properly tender their shares at or below the determined price per share, Maritrans will purchase shares tendered by such stockholders, at the determined price per share, on a pro rata basis. Stockholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to stockholders.

         Stephen A. Van Dyck, Chairman and Chief Executive Officer of Maritrans, said "We believe that our stock continues to be undervalued in the market and that a repurchase of our stock is consistent with our goal of maximizing stockholder value. At the same time, our offer provides those who wish to sell shares an opportunity to do so at a premium over recent trading prices and without incurring transaction fees."

         The dealer manager for the offer is Merrill Lynch & Co. The information agent is D. F. King & Co., Inc. The offer to purchase, letter of transmittal and related documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of Maritrans' common stock.

         None of Maritrans, its board of directors, the dealer manager and the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Maritrans.

         Maritrans Inc. is a U.S. based company with a 73-year commitment to building and operating petroleum transport vessels for the U.S. domestic trade. Maritrans is headquartered in Tampa, Florida and maintains an office in the Philadelphia area that supports its Northeast crude oil lightering operations. The common stock of Maritrans Inc. is listed on the New York Stock Exchange under the symbol "TUG".


         Stockholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Stockholders and investors may obtain a free copy (when available) of the offer to purchase and other documents that will be filed by Maritrans with the SEC at the SEC's web site at www.sec.gov or from the information agent,
D. F. King & Company, Inc. (1-800-848-3416). Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.


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         This press release contains forward-looking statements including, among others, statements regarding the expected time of commencement of Maritrans' tender offer, long-term prospects and performance of Maritrans, and Maritrans' balance sheet following the tender offer. Actual results may differ materially from those expressed in the forward-looking statements due to a number of factors, including delays in the preparation of tender offer materials, the price per share at which we ultimately determine to purchase shares in the tender offer, unanticipated cash requirements, the competition for marine transportation, domestic oil consumption and the demand for petroleum products, the level of utilization of our vessels and future spot market rates and the general financial, economic, environmental and regulatory conditions affecting the oil and marine transportation industry in general.